UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

PEACE ARCH ENTERTAINMENT RELEASES LATEST FEATURE FILM

“THE BABYSITTERS” ON FRIDAY, MAY 9

MOVIE TO OPEN IN SIX MAJOR MARKETS

Toronto – May 8, 2008 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE -News) (TSX:PAE.TO -News), an integrated global entertainment company, today announced the initial release schedule for its latest feature film, “The Babysitters,” starring John Leguizamo (“ER”), Katherine Waterston (“Michael Clayton”) and Cynthia Nixon (“Sex In the City”).

The latest in a robust slate of films to be distributed by Peach Arch, “The Babysitters” will open Friday, May 9 on 19 screens in six cities: New York, Los Angeles, Washington, D.C., Philadelphia, Houston and Dallas. The company also holds worldwide rights to the film across all platforms.

“This release affirms our commitment to growing Peace Arch’s reputation as one of the leading independent producers and distributors in the North American motion picture industry,” said Peace Arch Entertainment President/COO John Flock.

The dark comedy “The Babysitters” was acquired by Peace Arch at the Toronto Film Festival, where the film screened to enthusiastic audiences in sold-out theaters.

Sixteen-year-old Shirley Lyner (Waterston) is an honor student working as a babysitter and saving for college. She’s developed a crush on Michael Beltran (Leguizamo), the father of two of her babysitting regulars. One night on the way home, Michael and Shirley kiss, and he pays her a little something extra. They continue their affair, using the nights Shirley baby-sits to cover for their time together. Soon Shirley finds herself becoming a high school Heidi Fleiss, taking a percentage every time one of her friends baby-sits for the married men. But it’s only a matter of time before Shirley starts to lose control of her operation and her tightly wound world begins to unravel.

The fourth film to be released by Peace Arch in the U.S., “The Babysitters” follows the March debut of the controversial feature film about the days leading up to Mark David Chapman’s assassination of music icon John Lennon, “Chapter 27,” February’s  riveting hostage drama “Towards Darkness” and last summer’s release of Tom DiCillo’s successful and award-winning comedy “Delirious.” Peace Arch has been moving aggressively to expand its North American cinematic presence, having previously released Steve Buscemi’s “Interview” and the action-adventure “In the Name of the King” in Canadian theaters.

About Peace Arch Entertainment Group Inc.:

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Contact:

Roy Bodner

Senior Vice President

Marketing and Communications

Peace Arch Entertainment

(310) 776-7208

Email Contact: rbodner@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 9, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.